UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2012

Commission File Number:  001-35123

GOLAR LNG PARTNERS LP

(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐       No ☒.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐       No ☒.

GOLAR LNG PARTNERS LP

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2012

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	Three months ended March 31,
(in thousands of $ except, per unit amounts)	2012	2011

Total operating revenues	50,788	49,670

Vessel operating expenses	9,151	8,628
Voyage expenses	36	46
Administrative expenses	1,022	1,776
Depreciation and amortization	8,797	8,796
Total operating expenses	19,006	19,246

Operating income	31,782	30,424

Financial income (expenses)
Interest income	469	363
Interest expense	(8,247)	(4,101)
Other financial items	(1,633)	(44)
Net financial expenses	(9,411)	(3,782)

Income before tax and non-controlling interests	22,371	26,642
Taxes	(445)	(417)
Net income	21,926	26,225
Net income attributable to non-controlling interests	(2,471)	(2,379)
Net income attributable to Golar LNG Partners LP Owners	19,455	23,846

Dropdown Predecessor net income	—	4,767
General partner’s interest in net income	389	382
Limited partners’ interest in net income	19,066	18,697

Earnings per unit (See note 11):
Common unit (basic and diluted)	$0.53	$0.48
Subordinated unit (basic and diluted)	$0.43	$0.48
General Partner unit (basic and diluted)	$0.49	$0.48

Cash distributions declared and paid per unit in the period (See note 11):	$0.43	—

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,
(in thousands of $)	2012	2011
Net income	21,926	26,225

Other comprehensive income:

Unrealized net gain on qualifying cash flow hedging instruments	535	984
Other comprehensive (loss) income	535	984
Comprehensive income	22,461	27,209

Comprehensive income attributable to:

Partners’ capital/ Owner’s equity in Golar LNG Partners LP	19,990	24,830
Non-controlling interest	2,471	2,379
	22,461	27,209

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At March 31,	At December 31,
(in thousands of $)	2012	2011

ASSETS
Current
Cash and cash equivalents	49,875	45,962
Restricted cash and short-term investments	31,725	24,512
Other current assets	3,432	3,065
Amounts due from related parties	1,463	3,076
Total Current Assets	86,495	76,615
Non-current
Restricted cash	144,430	140,262
Vessels and vessels under capital leases, net	844,139	853,055
Other long term assets	5,294	5,563
Total Assets	1,080,358	1,075,495

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	53,030	49,906
Current portion of obligations under capital leases	3,460	3,240
Other current liabilities	74,327	75,414
Amounts due to related parties	252	—
Total Current Liabilities	131,069	128,560
Non-current
Long-term debt	341,466	350,668
Long-term debt due to related parties	222,310	222,310
Obligations under capital leases	271,836	264,840
Other long-term liabilities	18,998	19,153
Total Liabilities	985,679	985,531

Equity
Partners’ capital:
Common unitholders	31,502	30,163
Subordinated unitholders	1,293	369
General partner interest	1,583	1,537
Total Partners’ capital	34,378	32,069
Accumulated other comprehensive income	(4,504)	(5,039)
	29,874	27,030
Non-controlling interest	64,805	62,934
Total equity	94,679	89,964
Total liabilities and equity	1,080,358	1,075,495

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

	Three months ended
	March 31,
(in thousands of $ )	2012	2011

OPERATING ACTIVITIES
Net income	21,926	26,225

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,797	8,796
Amortization of deferred charges	230	200
Trade accounts receivable	132	347
Inventories	20	14
Prepaid expenses, accrued income and other assets	(480)	(472)
Amount due to/from related companies	1,865	28,838
Trade accounts payable	165	(126)
Accrued expenses	5,012	(4,037)
Unrealized foreign exchange losses	3,689	4,470
Interest element included in obligations under capital leases	22	207
Other current liabilities	(5,726)	(7,604)
Net cash provided by operating activities	35,652	56,858

INVESTING ACTIVITIES
Additions to vessels and equipment	(40)	(893)
Restricted cash and short term investments	(7,060)	(7,290)
Net cash used in investing activities	(7,100)	(8,183)

FINANCING ACTIVITIES
Repayments of obligations under capital leases	(815)	(918)
Repayments of long-term debt	(6,078)	(5,961)
Non controlling interest dividend	(600)	(1,000)
Cash distributions paid	(17,146)	—
Repayment of owners’ funding	—	(34,171)
Financing costs paid	—	(174)
Net cash used in financing activities	(24,639)	(42,224)

Net increase in cash and cash equivalents	3,913	6,451
Cash and cash equivalents at beginning of period	45,962	44,100
Cash and cash equivalents at end of period	49,875	50,551

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

UNAUDITED  CONDENDSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL/ OWNERS’ EQUITY

	Dropdown		Partners’ capital			Accumulated Other	Total Before Non-	Non-
(in thousands of $)	Predecessor Equity	Owners’ Equity	Common Units	Subordinated Units	General Partner	Comprehensive Income (Loss)	Controlling Interest	Controlling Interest	Total Equity

Combined balance at December 31, 2010	63,202	156,588	—	—	—	—	219,790	55,470	275,260

Net income	4,767	19,079	—	—	—	—	23,846	2,379	26,225

Other comprehensive gain	—	—	—	—	—	984	984	—	984

Movements in invested equity	(15,273)	(18,898)	—	—	—	—	(34,171)	—	(34,171)

Non-controlling interest dividend	—	—	—	—	—	—	—	(1,000)	(1,000)

Consolidated balance at March 31, 2011	52,696	156,769	—	—	—	984	210,449	56,849	267,298

	Dropdown		Partners’ capital			Accumulated Other	Total Before Non-	Non-
(in thousands of $)	Predecessor Equity	Owners’ Equity	Common Units	Subordinated Units	General Partner	Comprehensive Income (Loss)	Controlling Interest	Controlling Interest	Total Equity

Consolidated balance at December 31, 2011	—	—	30,163	369	1,537	(5,039)	27,030	62,934	89,964

Net income	—	—	11,284	7,782	389	—	19,455	2,471	21,926

Other comprehensive gain	—	—	—	—	—	535	535	—	535

Cash distributions	—	—	(9,945)	(6,858)	(343)	—	(17,146)	—	(17,146)

Non-controlling interest dividend	—	—	—	—	—	—	—	(600)	(600)

Consolidated balance at March 31, 2012	—	—	31,502	1,293	1,583	(4,504)	29,874	64,805	94,679

The accompanying notes are an integral part of these condensed consolidated and combined carve-out interim financial statements.

Golar LNG Partners LP

Notes to Unaudited Condensed Consolidated and Combined Carve-Out Financial Statements

1.                                      GENERAL

Golar LNG Partners LP (the “Partnership”) was formed as an indirect wholly-owned subsidiary of Golar LNG Limited (“Golar”) in September 2007 under the laws of the Marshall Islands for the purpose of acquiring the interests in wholly-owned and partially owned subsidiaries of Golar.

In November 2008, Golar transferred to the Partnership interests in certain of its wholly-owned and partially owned subsidiaries that owned a 60% interest in a liquefied natural gas (“LNG”) carrier, the Golar Mazo, and which leased the LNG carrier, the Methane Princess, and the floating storage and regasification unit (“FSRU”), the Golar Spirit.  During April 2011, Golar contributed to the Partnership the shares of a subsidiary which leased the FSRU, the Golar Winter.

During April 2011, the Partnership completed its initial public offering (“IPO”).  In connection with the IPO, (i) the Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership; (ii) the Partnership issued to Golar GP LLC, a wholly-owned subsidiary of Golar and the general partner of the Partnership (the “General Partner”), a 2% general partner interest in the Partnership and 81% of the Partnership’s incentive distribution rights (“IDRs”); (iii) the Partnership issued to Golar LNG Energy Limited, a subsidiary of Golar (“Golar Energy”), 19% of the IDRs; (iv) Golar sold 13,800,000 common units to the public in the IPO and received gross proceeds of $310.5 million, all as further described in Note 3.

The transfers and contributions of the subsidiaries holding interests in the Golar Mazo, the Methane Princess and the Golar Spirit in November 2008, and the Golar Winter in April 2011 from Golar to the Partnership are deemed to be a reorganization of entities under common control. As a result, these transactions have been recorded by the Partnership at Golar’s historical book values. Accordingly, prior to April 13, 2011 (the closing date of the IPO), Golar LNG Partners LP and its subsidiaries that have interests in four vessels, the Golar Mazo, the Methane Princess, the Golar Spirit and the Golar Winter (“Initial Fleet”), are collectively referred to as the “Combined Entity” and the related interests are collectively referred to as “Owners’ Equity.”

During October 2011, the Partnership acquired from Golar interests in subsidiaries that own and operate the Golar Freeze FSRU. This transaction is also deemed to be a reorganization of entities under common control. As a result the Partnership’s balance sheets, statements of operations, statements of comprehensive income, cash flows, and changes in partners’ capital/ owners’ equity have been retroactively adjusted to include the Golar Freeze, herein referred to as the “Dropdown Predecessor,” as if the Partnership had acquired the Golar Freeze when the vessel began operations under the ownership of Golar. The excess of the consideration paid by the Partnership over Golar’s historical costs is accounted for as an equity distribution to Golar.

2.                                      ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated and combined interim financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include all of the information and disclosures required under U.S. GAAP for complete financial statements. These condensed consolidated and combined interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2011.

The condensed consolidated and combined financial statements reflect the results of operations, cash flows and net assets of the Combined Entity including the Dropdown Predecessor, which have been carved out of the consolidated financial statements of Golar. The historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in the Initial Fleet and the Dropdown Predecessor (Golar Freeze).  Accordingly, the historical combined carve-out financial statements reflect allocations of certain expenses, including that of administrative expenses including share options and pension costs, mark-to-market of interest rate, foreign currency swap derivatives and amortization of deferred tax benefits on intragroup transfers.  These allocated costs have been accounted for as an equity contribution in the combined balance sheets. Allocated costs (income) included in the accompanying condensed consolidated and combined statements of income are as follows:

	Three months ended March 31,
(in thousands of $)	2012	2011
Administrative expenses	—	1,372
Pension costs	—	283
Net financial expenses (income)	—	64
	—	1,719

The above table includes allocated costs representing the period prior to the Partnership becoming a publicly listed entity or the acquisition date in respect of the Dropdown Predecessor.

Management has deemed the related allocations reasonable to present the financial position, results of operations, and cash flows of the Combined Entity and Dropdown Predecessor on a stand-alone basis. In the opinion of management these condensed consolidated and combined interim financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly in all material respects, the Partnership’s condensed consolidated and combined interim financial statements for the three month period ended March 31, 2011. However, the financial position, results of operations and cash flows of the Combined Entity and Dropdown Predecessor as presented may differ from those that would have been achieved had the Partnership operated autonomously for all periods presented as the Partnership would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Accordingly, the comparative historical condensed consolidated and combined interim financial statements for the three month period ended March 31, 2011 do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated and combined interim financial statements are consistent with those followed in the preparation of the Partnership’s audited consolidated and combined carve-out financial statements for the year ended December 31, 2011.

3.                                      FORMATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

During April 2011, the following transactions in connection with the transfer of the interests in the Golar Winter and the subsequent IPO occurred:

Capital contribution

(i)                                   Golar contributed to the Partnership its 100% interest in the subsidiary which leases the Golar Winter. This has been accounted for as a capital contribution by Golar to the Partnership. However, for the purpose of the historical combined financial statements, the net assets of the Golar Winter are included in the combined balance sheet as of March 31, 2011.

Recapitalization of the Partnership

(ii)                                The Partnership issued to Golar 23,127,254 common units and 15,949,831 subordinated units, representing a 98% limited partner interest in the Partnership, in exchange for Golar’s existing 98% limited partner interest in the Partnership;

(iii)                             The Partnership issued 797,492 general partner units to the General Partner, representing a 2% general partner interest in the Partnership, and 81% of the IDRs. The remaining 19% of the IDRs were issued to Golar Energy. The IDRs entitle the holder to increasing percentages of the cash the Partnership distributes in excess of $0.4428 per unit per quarter; and

Initial Public Offering

(iv)                            In the IPO, Golar sold 13.8 million common units (including 1.8 million common units sold pursuant to the exercise of the overallotment option granted to the underwriters) of the Partnership to the public at a price of $22.50 per unit, raising gross proceeds of $310.5 million. Expenses relating to the IPO were borne by Golar.

Agreements

In connection with the IPO, the Partnership entered into several agreements, including:

•                                          A management and administrative services agreement with Golar Management Limited, a subsidiary of Golar (“Golar Management”), pursuant to which Golar Management agreed to provide certain management and administrative services to the Partnership;

•                                          A $20.0 million revolving credit agreement with Golar; and

•                                          An Omnibus Agreement with Golar, the General Partner and others governing, among other things:

•                  To what extent the Partnership, Golar may compete with each other;

•                  The Partnership’s option to purchase an FSRU, the Golar Freeze, from Golar at any time within 24 months from the date of completion of the IPO upon reaching an agreement with Golar regarding its purchase price;

•                  The Partnership’s option to purchase an LNG carrier, the Nusantara Regas Satu (formerly the Khannur), from Golar upon completion of its FSRU retrofitting and acceptance by its charterer and upon reaching an agreement with Golar regarding its purchase price;

•                  Certain rights of first offer on certain FSRUs and LNG carriers operating under charters for five or more years; and

•                  The provision of certain indemnities to the Partnership by Golar.

4.                                      RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In May 2011, the FASB amended existing guidance to achieve consistent fair value measurements and to clarify certain disclosure requirements for fair value measurements. The new guidance includes clarification about when the concept of highest and best use is applicable to fair value measurements, requires quantitative disclosures about inputs used and qualitative disclosures about the sensitivity of fair value measurements using unobservable inputs (Level 3 in the fair value hierarchy), and requires the classification of all assets and liabilities measured at fair value in the fair value hierarchy (including those assets and liabilities which are not recorded at fair value but for which fair value is disclosed). The guidance is effective for the Partnership’s interim and annual reporting periods beginning after December 15, 2011. The adoption of this newly issued guidance did not have a material impact on the Partnership’s consolidated financial statements.

In June 2011, the FASB amended guidance on the presentation of comprehensive income in financial statements.  The new guidance allows entities to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate but consecutive statements, and removes the current option to report other comprehensive income and its components in the statement of changes in equity.  Under the two-statement approach, an entity is required to present components of net income and total net income in the statement of net income.  The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The amendments in this update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. In January 2012, the FASB deferred the effective date for changes in the above guidance that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income. The adoption of this guidance did not have a material impact on the Partnership’s consolidated financial statements.

In September 2011, the FASB amended guidance on the procedure for testing goodwill for impairment. The amended guidance permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments in this update are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The amended guidance will have no impact on the Partnership’s consolidated financial statements.

New accounting standards not yet adopted

In December 2011, the FASB amended guidance on disclosures about offsetting assets and liabilities. The amendments require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments will enhance disclosures required by US GAAP by requiring improved information about financial instruments and derivative instruments that are either offset or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with US GAAP. This information will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of netting arrangements on an entity’s financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments in the scope of this Update. The amendments will be required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Adoption of this amended guidance will result in additional disclosures in the financial statements of the Partnership.

5.                                      SEGMENTAL INFORMATION

The Partnership has not presented segmental information as the Partnership considers that it operates in one reportable segment, the LNG market. During the three months ended March 31, 2012 and 2011, the Partnership’s fleet operated under time charters and in particular with four charterers, Petrobras, DUSUP, Pertamina and BG Group plc. In time charters, the charterer, not the Partnership, controls the choice of which routes the Partnership’s vessel will serve. These routes can be worldwide. Accordingly, the Partnership’s management, including the chief operating decision makers, does not evaluate the Partnership’s performance either according to customer or geographical region.

For the three months ended March 31, 2012 and 2011, revenues from the following customers accounted for over 10% of the Partnership’s consolidated and combined revenues:

	Three months ended
	March 31,
(in thousands of $)	2012		2011
Petrobras	23,439	46%	22,400	45%
DUSUP	12,018	24%	11,781	24%
Pertamina	9,030	18%	9,282	19%
BG Group Plc	6,301	12%	6,207	12%

6.                                      OTHER FINANCIAL ITEMS

Other financial items comprise of the following:

	Three months ended March 31,
(in thousands of $)	2012	2011
Unrealized (mark-to-market) gains/(losses) for interest rate swaps	684	2,248
Realized (losses) — interest rate swap settlements	(1,167)	(1,104)
Mark-to-market adjustment for currency swap derivatives	3,080	3,572
Foreign exchange gain (loss) on capital lease obligations and related restricted cash	(3,682)	(4,375)
Foreign exchange loss on operations	(270)	(95)
Other	(278)	(290)
	(1,633)	(44)

7.                                      DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

As of March 31, 2012 and December 31, 2011, the Partnership had total long-term debt outstanding of $616.8 million and $622.9 million, respectively.

The Partnership’s capital lease obligations as of March 31, 2012 and December 31, 2011 were $275.3 million and $268.1 million, respectively.

8.                                      FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Partnership may enter into financial instruments to reduce the risk associated with fluctuations in interest rates.  The Partnership has entered into swaps that convert floating rate interest obligations to fixed rates, which from an economic perspective hedge the interest rate exposure.  The Partnership does not hold or issue instruments for speculative or trading purposes.  The counterparties to such contracts are major banking and financial institutions.  Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however the Partnership does not anticipate non-performance by any of its counterparties.

The Partnership manages its debt and capital lease portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates.  Certain interest rate swap agreements qualify and are designated for accounting purposes as cashflow hedges. Accordingly, the net gains and losses have been reported in a separate component of accumulated other comprehensive income to the extent the hedges are effective.  The amount recorded in accumulated other comprehensive income will subsequently be reclassified into earnings in the same period as the hedged items affect earnings.

Fair values

The Partnership recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of the Partnership’s financial instruments at March 31, 2012 and December 31, 2011 are as follows:

		At March 31, 2012		At December 31, 2011
(in thousands of $)	Fair value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Non-Derivatives:

Cash and cash equivalents	Level 1	49,875	49,875	45,962	45,962
Restricted cash and short-term investments	Level 1	176,155	176,155	164,774	164,774
Long-term debt — floating (1)	Level 2	394,496	394,496	400,574	400,574
Long-term debt — fixed (1)	Level 2	222,310	220,160	222,310	219,966
Obligations under capital leases (1)	Level 2	275,296	275,296	268,080	268,080

Derivatives:

Interest rate swaps liability (2) (3)	Level 2	25,314	25,314	26,534	26,534
Foreign currency swaps liability (2) (4)	Level 2	24,651	24,651	27,732	27,732

(1)	The Partnership’s debt and capital lease obligations are recorded at amortized cost in the consolidated and combined balance sheets.

(2)	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.

(3)

The fair value/ carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as of March 31, 2012 and December 31, 2011 was a liability of $8.0 million (with a notional amount of $250.6 million) and $8.5 million (with a notional amount of $254.1 million), respectively. The expected maturity of these interest rate agreements is from November 2013 to March 2018. Accordingly, for the three months ended March 31, 2012 and 2011, a $0.5 million gain and a $1.0 million gain, respectively, have been accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings in such periods.

(4)	As of March 31, 2012, the Partnership has entered into the following foreign currency forward contract:

Average
	Notional amount			forward rate
Instrument	Receiving in			USD foreign
(in thousands)	foreign currency	Pay in USD	Maturity dates	currency
Currency rate swaps:
British Pounds	59,828	109,963	2032	1.8380

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

The carrying values of cash and cash equivalents, which are highly liquid, are considered to be a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months.  The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or six monthly basis.

The estimated fair value of the fixed rate long-term debt is estimated using discounted cash flow analyses based on the rate of a U.S. Treasury bond for a term similar to the maturity date of the underlying debt.

The estimated fair values for obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

The fair value of the Partnership’s derivative instruments is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Partnership and its swap counterparties.  The mark-to-market gain or loss on the Partnership’s interest rate and foreign currency swaps that are not designated as hedges for accounting purposes for the period is reported in the statement of operations caption “other financial items, net” (see note 6).

As of March 31, 2012, the Partnership has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below.  The summary also includes those that are designated as cash flow hedges:

Instrument (in thousands of $)	Notional value	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving floating, pay fixed	460,064	2013- 2018	0.92% to 5.04%

At March 31, 2012, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $460.1 million (December 31, 2011: $465.9 million).

Hedging

The impact of ineffectiveness is immaterial for the three months ended March 31, 2012.  There are also no material amounts currently held in Accumulated Other Comprehensive Income in relation to hedges which are expected to be reclassified into earnings within the next twelve months.

9.             RELATED PARTY TRANSACTIONS

Historically, the Combined Entity and the Dropdown Predecessor were an integrated part of Golar. As such, the Bermudan and London office locations of Golar have provided general and corporate management services for the Combined Entity and Dropdown Predecessor as well as other Golar entities and operations. Consequently, for the purpose of the combined statement of operations this includes allocations for administrative expenses, pension costs and other financial items as described in note 2 which are excluded from the disclosures below:

Net expenses (income) from related parties:

	Three months ended March 31,
(in thousands of $)	2012	2011
Transactions with Golar and affiliates:
Management and administrative services fees (a)	622	—
Ship management fees (b)	793	774
Interest expense on Golar LNG vendor financing loan (c)	3,793	—
Total	5,208	774

Receivables (payables) from related parties:

As of March 31, 2012 and December 31, 2011 balances with related parties consisted of the following:

(in thousands of $)	March 31, 2012	December 31, 2011
Trading balances due to Golar and affiliates (d)	1,211	3,076
Golar LNG vendor financing loan (c)	(222,310)	(222,310)
	(221,099)	(219,234)

(a) Management and administrative services agreement - On March 30, 2011, the Partnership entered into a management and administrative services agreement with Golar Management, a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to the Partnership certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. The Partnership may terminate the agreement by providing 120 days written notice.

(b) Ship management fees - Golar and certain of its affiliates charged ship management fees to the Partnership for the provision of technical and commercial management of the vessels. Each of the Partnership’s vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by certain affiliates of Golar, including Golar Management and Golar Wilhelmsen AS (“Golar Wilhelmsen”), a partnership that is jointly controlled by Golar and by Wilhelmsen Ship Management (Norway) AS.

(c) Golar LNG vendor financing loan - In October 2011, in connection with the purchase of the Golar Freeze, the Partnership entered into a financing loan agreement with Golar for an amount of $222.3 million. The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a payment of $222.3 million due in October 2014.

(d) Trading balances - Receivables and payables with Golar and its affiliates are comprised primarily of unpaid management fees, advisory and administrative services.  In addition, certain receivables and payables arise when the Partnership pays an invoice on behalf of a related party and vice versa.  Receivables and payables are generally settled quarterly in arrears. Trading balances due to Golar and its affiliates are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of the Partnership including ship management and administrative service fees due to Golar.

(e) $20 million revolving credit facility - On April 13, 2011, the Partnership entered into a $20.0 million revolving credit facility with Golar.  The facility matures in December 2014 and is unsecured and interest-free. As of March 31, 2012, the Partnership had not borrowed under the facility.

(f)  Dividends to China Petroleum Corporation - During the three months ended March 31, 2012 and 2011, Faraway Maritime Shipping Co., which is 60% owned by the Partnership and 40% owned by China Petroleum Corporation (“CPC”), paid total dividends to CPC of $0.6 million and $1.0 million, respectively.

Purchase options

Under the Omnibus Agreement signed on April 13, 2011, the Partnership has the right to purchase the vessels, the Golar Freeze and the Nusantara Regas Satu from Golar. In October 2011, the Partnership acquired the Golar Freeze from Golar.  The Partnership also has the option to purchase the Nusantara Regas Satu upon completion of its FSRU retrofitting and the acceptance by its charterer, upon reaching an agreement with Golar regarding the vessel’s purchase price. As of March 31, 2012, the option to purchase the Nusantara Regas Satu had not been exercised.

Indemnifications and guarantees

Tax lease indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership in the event of any liabilities in excess of scheduled or final settlement amounts arising from certain leasing arrangements and the termination thereof.

Environmental and other indemnifications

Under the Omnibus Agreement, Golar has agreed to indemnify the Partnership until April 13, 2016, against certain environmental and toxic tort liabilities with respect to the assets that Golar contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold. However, claims are subject to a deductible of $0.5 million and an aggregate cap of $5 million.

In addition, pursuant to the Omnibus Agreement, Golar agreed to indemnify the Partnership for any defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to April 13, 2011, certain consents and permits necessary to conduct the Partnership’s business, which liabilities arise within three years after the closing of the IPO on April 13, 2011.

Acquisition of Golar Freeze

Under the Purchase, Sale and Contribution Agreement entered into between Golar and the Partnership on October 19, 2011, Golar has agreed to indemnify the Partnership with respect to the Golar Freeze in the same manner described in the two paragraphs set forth above pursuant to the Omnibus Agreement.

10.          OTHER COMMITMENTS AND CONTINGENCIES

The following table sets forth the book value of the Partnership’s vessels secured against long term loans and capital leases.

Assets Pledged

(in thousands of $)	At March 31, 2012	At December 31, 2011
Book value of vessels secured against long-term loans and capital leases	844,139	853,055

11.          EARNINGS PER UNIT AND CASH DISTRIBUTIONS

The calculations of basic and diluted earnings per unit are presented below:

	Three months ended March 31,
(in thousands of $, except per unit data)	2012	2011
Net income attributable to general partner and limited partner interests	19,455	23,846
Less: Dropdown Predecessor (net income)/loss		(4,767)
Less: distributions paid	(17,146)	—
(Over) undistributed earnings	2,309	19,079

Net income attributable to:
Common unitholders	12,208	11,065
Subordinated unitholders	6,858	7,632
General Partner	389	382

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	23,127	23,127
Subordinated unitholders	15,949	15,949
General Partner	797	797

Earnings per unit (basic and diluted):
Common unitholders	0.53	0.48
Subordinated unitholders	0.43	0.48
General Partner	0.49	0.48

Cash distributions declared and paid in the period per unit (2):	$0.43	—
Subsequent event: Cash distributions declared and paid per unit relating to the period (3):	$0.43	––

(1)	Earnings per unit have been calculated in accordance with the cash distribution guidelines set forth in the Partnership agreement.

(2)	Refers to cash distribution declared and paid of $0.43 per unit in February 2012 relating to the quarter ended December 31, 2011.

(3)	Refers to cash distribution declared and paid of $0.43 per unit in May 2012 relating to the quarter ended March 31, 2012.

As of March 31, 2012, of the Partnership’s total number of units outstanding, 35% were held by the public and the remaining units were held by Golar (including the General Partner’s 2% interest).

Earnings per unit is determined by adjusting net income for the period by distributions made or to be made in relation to the period. Any earnings in excess of distributions are allocated to partnership units based upon the cash distributions guidelines in the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”). Any distributions in excess of earnings are allocated to partnership units based upon the allocation and distribution of amounts from partners’ capital accounts. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period. For the periods presented prior to April 13, 2011, such units are deemed equal to the common and subordinated units received by Golar.

The General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of the quarter after establishment of cash reserves determined by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure and anticipated credit needs. In addition, the General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments and foreign currency translation gains (losses).

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3850 per unit per quarter, plus any arrearages in the payment of minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.3850 per unit or $1.54 unit per unit on an annualized basis and is made in the following manner, during the subordination period:

•                  First, 98% to the common unitholders, pro rata, and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.3850;

•                  Second, 98% to the common unitholders, pro rata, and 2% to the General Partner, until each common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•                  Third, 98% to the holders of subordinated units, pro rata, and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.3850.

In addition, the General Partner currently holds all of the incentive distribution rights in the Partnership.  Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•                  the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•                  the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner in the following manner:

•                  first, 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder receives a total of $0.4428 per unit for that quarter (the “first target distribution”);

•                  second, 85.0% to all unitholders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.4813 per unit for that quarter (the “second target distribution”);

•                  third, 75.0% to all unitholders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5775 per unit for that quarter (the “third target distribution”); and

•                  thereafter, 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

 In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.

12.          SUBSEQUENT EVENTS

On April 30, 2012, the Board of Directors of the Partnership declared a quarterly cash distribution of $0.43 per unit in respect of the three months ended March 31, 2012. This cash distribution, amounting to $17.1 million was paid on May 16, 2012 to all unitholders of record as of the close of business on May 9, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references in this report to “Golar LNG Partners LP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries, or to all of such entities, and, for periods prior to our initial public offering on April 13, 2011, our Combined Entity. References to our “Combined Entity” refer to the subsidiaries of Golar LNG Limited (“Golar”) that had interests in the vessels in our initial fleet prior to our initial public offering (“IPO”). Those statements in this section that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See “Important Information Regarding Forward-Looking Statements” on page 37 for a discussion of the factors that could cause actual results to differ materially from those projected in these statements.

This section should be read in conjunction with the interim financial statements presented in this report, as well as the historical consolidated and combined carve-out financial statements and notes thereto of  Golar LNG Partners LP included  in our Annual Report on Form 20-F for the year ended December 31,2011.

The following discussion assumes that our business was operated as a separate entity prior to our IPO on April 13, 2011.  References in this report to our “initial fleet” refer to the Golar Winter, the Golar Spirit, the Golar Mazo and the Methane Princess, all of which were contributed to us at or prior to our IPO.  The entities that own the vessels in our initial fleet have been acquired in transactions deemed to be a reorganization of entities under common control and have, therefore, been recorded at Golar’s book values.  The historical financial statements for periods prior to the completion of our initial public offering on April 13, 2011,  which results are discussed below, have been carved out of the consolidated financial statements of Golar, which operated the vessels in our initial fleet for periods prior to our IPO.

In October 2011, we acquired 100% interests in subsidiaries which own and operate the FSRU, Golar Freeze, from Golar.  This transaction was also deemed to be a reorganization of entities under common control.  Accordingly, our financial statements prior to the date this vessel was acquired by us were retroactively adjusted to include the results of the Golar Freeze.  The periods retroactively adjusted include all periods that we and the Golar Freeze were both under common control of Golar.

Our financial position, results of operations and cash flows reflected in our consolidated and combined financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

General

We were formed by Golar, a leading independent owner and operator of LNG carriers, to own and operate FSRUs and LNG carriers under long-term charters that generate long-term stable cash flows.  As of March 31, 2012, our fleet consisted of three FSRUs and two LNG carriers. We intend to make additional accretive acquisitions of FSRUs and LNG carriers with long-term charters from Golar and third parties in the future as market conditions permit.

Pursuant to the Omnibus Agreement with Golar we had the right to purchase the Golar Freeze, which is operating as a FSRU under a long-term charter with Dubai Supply Authority (“DUSUP”), at any time within the 24 months following the closing of our IPO in April 2011.  This option was exercised in October 2011.  Pursuant to our Omnibus Agreement, we also have the right to purchase the Nusantara Regas Satu, following the completion of its FSRU retrofitting and acceptance by its charterer, Nusantara Regas, upon reaching an agreement with Golar regarding the vessel’s purchase price. The vessel left the shipyard following its FSRU retrofit in April 2012 and was delivered to its charterer in early May 2012. The vessel has received its first cargo of LNG and is currently undergoing its commissioning procedures.

Our Initial Public Offering

In April 2011, we completed the IPO of our common units. In connection with our IPO, we issued to Golar 23,127,254 common units and 15,949,831 subordinated units. Our general partner also received 797,492 general partner units, representing a 2.0% general partner interest in us, and 81% of our incentive distribution rights. We issued the remaining 19% of our incentive distribution rights to Golar Energy. In the IPO, Golar sold 13,800,000 common units to the public at a price of $22.50 per common unit.

Golar Freeze Purchase

In October 2011, we acquired from Golar, 100% interests in certain subsidiaries which own and operate the FSRU, the Golar Freeze and which hold the related secured bank debt.  The acquisition of the Golar Freeze for $330 million from Golar was funded by the assumption of bank debt of $108 million and $222 million of vendor financing provided by Golar.

Cash Distributions

On February 6, 2012, the Board of Directors of the Partnership declared a quarterly cash distribution with respect to the quarter ended December 31, 2011 of $0.43 per unit. This represents an increase of $0.03 per unit or 7.5 percent from the previous quarter.  This cash distribution, amounting to $17.1 million, was paid on February 15, 2012 to all unitholders of record as of the close of the business on February 9, 2012.

On April 30, 2012, the Board of Directors of the Partnership declared a quarterly cash distribution with respect to the quarter ended March 31, 2012 of $0.43 per unit. This cash distribution, amounting to $17.1 million, was paid on May 16, 2012 to all unitholders of record as of the close of the business on May 9, 2012.

Management Changes

Effective as of May 14, 2012, Tom Christiansen stepped down as the Head of Technical Operations of the Partnership and was replaced by Oistein Dahl. Mr. Dahl will take up the position of Chief Operating Officer of the Partnership. His biography is as follows:

Oistein Dahl (51) has served as Managing Director of Golar Wilhelmsen Management since September 2011 and as Chief Operating Officer of Golar Management since April 2012. Prior to September 2011, he worked for the Leif Höegh & Company Group (roll-on roll-off and LNG vessels). He held various positions within the Höegh Group of companies before becoming President for Höegh Fleet in October 2007, a position he held for four years. He also has previous work experience from DNV and Offshore Engineering.

Results of Operations

Three Month Period Ended March 31, 2012 Compared with the Three Month Period Ended March 31, 2011

The following table presents details of our consolidated and combined revenues and expense information for the three month period ended March 31, 2012 compared to the three months ended March 31, 2011:

	Three Months Ended
	March 31,			%
(in thousands of $, except TCE)	2012	2011	Change	Change

Operating revenue	50,788	49,670	1,118	2%
Vessel operating expenses	9,151	8,628	523	6%
Voyage expenses	36	46	(10)	(22)%
Administrative expenses	1,022	1,776	(754)	(42)%
Depreciation and amortization	8,797	8,796	1	—
Interest income	469	363	106	29%
Interest expense	(8,247)	(4,101)	(4,146)	101%
Other financial items	(1,633)	(44)	(1,589)	3,611%
Taxes	(445)	(417)	(28)	7%
Net income	21,926	26,225	(4,299)	(16)%
Non-controlling interest	(2,471)	(2,379)	(92)	4%

TCE (1)	111,543	110,275	1,268	1%

(1)         TCE is a non-GAAP financial measure. See “Non-GAAP measures” for a discussion of TCE.

Operating revenues: Total operating revenues increased by $1.1 million to $50.8 million for the three months ended March 31, 2012 compared to $49.7 million for the same period in 2011. This is principally due to the increased hire rates under the Petrobras charters (in accordance with charterer’s bi-annual review to reflect inflation increases) with respect to our FSRU vessels, the Golar Winter and the Golar Spirit, effective from April 2011. Also, there was an additional day in the three months ended March 31, 2012 as compared to 2011 for each vessel. The increased hire rates resulted in marginal increases in average daily time charter equivalent rates, or TCEs, for the first quarter of 2012 of $111,543 compared to $110,275 for the same period in 2011.

Vessel operating expenses: The increase of $0.5 million in vessel operating expenses to $9.2 million for the three months ended March 31, 2012 as compared to $8.6 million in 2011 is primarily due to annual scheduled maintenance work on the two FSRUs operating in Brazil in 2012.

Voyage expenses: Voyage expenses for the three months ended March 31, 2012 remain minimal and consistent with those for the three months ended March 31, 2011 as a result of vessels being on-hire under time charters for both periods.

Administrative expenses: Administrative expenses decreased $0.8 million, to $1.0 million for the three months ended March 31, 2012 compared to $1.8 million the same period in 2011.

Since March 30, 2011, we have been party to a management and services agreement with Golar Management, under which Golar Management provides certain management and administrative services to us and is reimbursed for costs and expenses incurred in connection with these services at a cost plus 5% recharge basis.  For the three months ended March 31, 2012, we incurred $0.6 million of these recharges under the arrangement with Golar Management. There was no recharge from Golar Management for the comparative three months ended March 31, 2011.  Instead, for historic periods prior to the commencement of the management and administrative services agreement, administrative expenses were carved out from the administrative expenses of Golar (including an allocation for stock-based compensation costs) and a portion was allocated to us based on the size of our fleet that amounted to $1.4 million for the three months ended March 31, 2011.

Accordingly, the decrease of $0.8 million, can mainly be explained by the application of carve-out principles in the three months ended March 31, 2011, which resulted in an allocation of stock-based compensation costs and other general administrative expenses arising in other corporate entities of Golar outside of Golar Management which are not rechargeable to us under the management and services agreement.

Depreciation and Amortization: Depreciation and amortization remain consistent during the three months ended March 31, 2012 and 2011 as a result of there being the same number of vessels in our fleet during both periods and no significant increase in vessel costs.

Interest income: Interest income remain consistent during the three months ended March 31, 2012 and 2011. Interest income arose principally from our restricted cash balances in respect of debt and lease arrangements.

Interest expense: Interest expense increased by $4.1 million to $8.2 million for the three months ended March 31, 2012 compared to $4.1 million for the three months ended March 31, 2011. This was principally due to additional interest cost associated with the $222.3 million loan from Golar in connection with the acquisition of the Golar Freeze in October 2011.

Other financial items: Other financial items reflect a loss of $1.6 million and $0.1 million for the three months ended March 31, 2012 and 2011, respectively. This resulted principally from:

Net realized and unrealized gains (losses) on interest rate swap agreements: Net realized and unrealized gains (losses) on interest rate swaps resulted in a loss of $0.5 million for the three months ended March 31, 2012, compared to a gain of $1.1 million for the same period in 2011, as set forth in the table below:

	Three months ended March 31
(in thousands of $)	2012	2011	Change	% Change

Unrealized mark-to-market gains/(losses) for interest rate swaps	684	2,248	(1,564)	(70)%
Realized (losses) —interest rate swap settlements	(1,167)	(1,104)	(63)	6%
	(483)	1,144	(1,627)	(142)%

As of March 31, 2012, we have an interest rate swaps portfolio with a notional value of $460.1 million, of which we hedge account for approximately 54% of these swaps. Accordingly, a further $0.5 million unrealized gain was accounted for as a change in other comprehensive income, which would have otherwise been recognized in earnings for the three months ended March 31, 2012. A factor contributing to the net unrealized and realized loss of $0.5 million for the three months ended March 31, 2012 was our entry into new interest rate swap agreements since March 31, 2011 with an initial nominal value of $285.9 million.

Included within net realized and unrealized gains and losses for the three months ended March 31, 2012 and 2011, are $nil and net losses of $1.1 million, representing amounts carved out from Golar and allocated to us on the basis of our proportion of Golar’s debt.

Net foreign exchange gains and losses on retranslation of lease related balances including the Golar Winter lease currency swap mark-to-market gains and losses: Foreign exchange gains and losses arise principally as a result of the retranslation of our capital lease obligations, the cash deposits securing these obligations and the movement in the fair value of the currency swap used to hedge the Golar Winter lease. We incurred an unrealized net foreign exchange loss of $0.6 million and $0.8 million for the three months ended March 31, 2012 and 2011, respectively.

Income taxes: Income taxes relate primarily to the taxation of our U.K. based vessel operating companies and our Brazilian subsidiary established in connection with our Petrobras long-term charters.

Net income: As a result of the foregoing, we earned net income of $21.9 million and $26.2 million for the three months ended March 31, 2012 and 2011, respectively.

Non-controlling interest: Non-controlling interest refers to the 40% interest in the Golar Mazo.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from, and leasing arrangements with, commercial banks, cash generated from operations and debt and equity financings. In addition to paying distributions, our other liquidity requirements relate to servicing interest on our debt, scheduled repayments of long-term debt, funding working capital and maintaining cash reserves against fluctuations in operating cash flows.

Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.  Cash and cash equivalents are held primarily in U.S. Dollars with some balances held in British Pounds.  We have not used derivative instruments other than for interest rate and currency risk management purposes.

Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, available amounts under revolving credit facilities and receipts from our charters. Revenues from our time charters are generally received monthly in advance. In addition we benefit from low inventory requirements (consisting primarily of fuel, lubricating oil and spare parts) due to fuel costs, which represent the majority of these costs being paid for by the charterer under time charters.

Generally, our long-term sources of funds will be cash from operations, long-term bank borrowings and other debt and equity financings.  Because we will distribute the majority of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Occasionally we may enter into vendor financing arrangements with Golar to provide intermediate financing for capital expenditures until longer-term financing is obtained, at which time we will use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts due under these arrangements.

We estimate that we will spend in total an average of approximately $28.8 million for drydocking and classification surveys of our five vessels during the five-year period ending December 31, 2016.  As our fleet matures and expands, our drydocking expenses will likely increase.  Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and society classification survey costs or are a component of our operating expenses.  We are not aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

As of March 31, 2012, our current liabilities exceeded current assets by $44.6 million. However, included within current liabilities are mark-to-market valuations of swap derivatives representing $50.0 million. See note 8 for further details. We currently have no intention of terminating these swaps and hence realizing these liabilities.

As of March 31, 2012, our cash and cash equivalents including restricted cash and short-term investments was $81.6 million and we had access to undrawn borrowing facilities of $20.0 million under our revolving credit facility with Golar, which is available until December 2014. In May 2012, we paid a cash distribution of $0.43 per unit for the period ended March 31, 2012, amounting to $17.1 million.

We believe our current resources, including our revolving credit facility with Golar, are sufficient to meet our working capital requirements for our current business for at least the next twelve months.

Medium to Long-term Liquidity and Cash Requirements

Our medium to long-term liquidity requirements include funding the acquisition of new vessels, the repayment of long-term debt (including debt owed to Golar) and the payment of distributions to our unitholders, to the extent we have sufficient cash from operations after the establishment of cash reserves and payment of fees.

We have an option to purchase the Nusantara Regas Satu from Golar subsequent to the completion of its FSRU retrofitting and acceptance by its charterer, PT Nusantara Regas. The Partnership’s management is currently discussing the terms and timing of a possible acquisition of the Nusantara Regas Satu with Golar.  We expect we will finance the purchase of the Nusantara Regas Satu through borrowings, cash generated from operations, debt or equity issuances, or a combination thereof.

We have also entered into an agreement with Petrobras to make certain modifications to the Golar Winter, in consideration for an increase in charter hire rates and an extension to the charter term of the Golar Winter. It is expected that the Golar Winter will enter the shipyard during the second quarter of 2013 and be completed by the third quarter of 2013. The cost of the modifications together with drydock costs is estimated to be approximately $25 million.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities for the periods presented:

	Three months ended March 31,
(in thousands of $)	2012	2011

Net cash provided by operating activities	35,652	56,858
Net cash used in investing activities	(7,100)	(8,183)
Net cash used in financing activities	(24,639)	(42,224)
Net increase in cash and cash equivalents	3,913	6,451
Cash and cash equivalents at beginning of period	45,962	44,100
Cash and cash equivalents at end of period	49,875	50,551

In addition to our cash and cash equivalents noted above, as of March 31, 2012 we had short-term restricted cash and investments of $31.7 million that represents balances retained on restricted accounts in accordance with certain lease and loan requirements. These balances act as security for and over time are used to repay lease and loan obligations. As of March 31, 2012, our long-term restricted cash balances amounted to $144.4 million and represents security for our Methane Princess capital lease obligation. These cash balances will be released over time in connection with the repayment of our lease obligation.

Net Cash Provided by Operating Activities

The decrease of $21.0 million was primarily due to (i) a lower net settlement of trading balances due from/to related parties in the three months ended March 31, 2012 compared to the three months ended March 31, 2011. The net settlement of significant trading balances due from/to related parties during the three months ended March 31, 2011 largely contributed to the decrease of $28.8 million in amounts due from/to related parties to a liability of $7.7 million as of March 31, 2011 compared to a receivable of $18.5 million as of December 31, 2010 and (ii) the interest cost of $3.8 million arising in 2012 associated with the $222 million Golar LNG Vendor financing loan incurred to acquire the Golar Freeze in October 2011.

Net Cash Used in Investing Activities

Net cash used in investing activities of $7.1 million and $8.2 million the three months ended March 31, 2012 and 2011, respectively, arose primarily due to the increase in restricted cash deposits relating to the Mazo facility in line with the increased debt repayments leading to its maturity in June 2013.

Net Cash Used in Financing Activities

Net cash used in financing activities is principally generated from funds from new debt and lease finance and contributions from owners, partially offset by debt repayments, repayments of invested equity and cash distributions.

Net cash used in financing activities during the three months ended March 31, 2012 of $24.6 million was mainly relating to the following:

•                  repayments of long-term debt and lease obligations of $6.9 million; and

•                  payment of cash distributions during the quarter of $17.4 million.

Net cash used in financing activities during the three months ended March 31, 2011 of $42.2 million was primarily in relation to:

•                  repayments of long-term debt and lease obligations of $6.9 million; and

•                  payment of dividends and repayment of owner’s funding.

Borrowing Activities

Long-Term Debt.  As of March 31, 2012 and December 31, 2011, our long-term debt consisted of the following:

(in thousands of $)	March 31, 2012	December 31, 2011

Mazo facility	38,932	38,932
Golar Freeze facility	100,564	104,142
Golar LNG vendor financing loan	222,310	222,310
Golar LNG Partners credit facility	255,000	257,500
Total	616,806	622,884

Our outstanding debt of $616.8 million as of March 31, 2012, is repayable as follows:

Period ended December 31, (in thousands of $)

2012 (nine months ended)	43,828
2013	50,523
2014	259,848
2015	65,482
2016	28,250
2017 and thereafter	168,875
Total	616,806

As of March 31, 2012 and December 31, 2011, the margins we paid under our loan agreements were above LIBOR at a fixed or floating rate ranging from 0.87% to 3.00%.

Mazo Facility

In November 1997, Osprey, Golar’s predecessor, entered into a secured loan facility of $214.5 million in respect of the vessel, the Golar Mazo. The facility bears a floating interest rate equal to LIBOR plus a margin and repayments are due semi-annually and commenced in June 2001, ending June 2013. The loan agreement requires that certain cash balances, representing interest and principal repayments for defined future periods, be held by the security trustee during the period of the loan. These balances are referred in these financial statements as restricted cash.  As of March 31, 2012, the value of the deposits secured was $17.0 million.  As of March 31, 2012 and December 31, 2011, $38.9 million was outstanding under the Mazo facility. See “–Debt and Lease Restrictions.”

Golar LNG Partners Credit Facility

In September 2008, we entered into a revolving credit facility with a banking consortium to refinance existing loan facilities in respect of two of our vessels, the Methane Princess and the Golar Spirit (or the Golar LNG Partners credit facility).  The loan is secured against the Golar Spirit and assignment to the lending bank of a mortgage given to us by the lessor of the Methane Princess, with a second priority charge over the Golar Mazo.

The Golar LNG Partners credit facility accrues floating interest at a rate per annum equal to LIBOR plus a margin.  The initial draw down amounted to $250 million in November 2008.  The total amount outstanding at the time of the refinancing in respect of these two vessels’ refinanced facilities was $202.3 million.  We drew down a further $35.0 million for the period to March 2009. At the time we entered into the Golar LNG Partners credit facility, such facility provided for available borrowings of up to $285 million.  Pursuant to the terms of the Golar LNG Partners credit facility, the total amount available for borrowing under such facility decreases by $2.5 million per quarter from June 30, 2009 through December 31, 2012 and by $5.5 million per quarter from March 31, 2013 through December 31, 2017.  As of March 31, 2012, the revolving credit facility provided for available borrowings of up to $255 million, of which $255 million was outstanding. Accordingly, as of March 31, 2012, we have no ability to draw additional amounts under this facility.  The loan has a term of ten years and is repayable in quarterly installments commencing in May 2009 with a final balloon payment of $137.5 million due in March 2018, its maturity date.

As of March 31, 2012 and December 31, 2011, we had long term debt outstanding of $255 million and $257.5 million, respectively, under the Golar LNG Partners Credit Facility.

The Golar LNG Partners credit facility contains restrictive covenants that require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•                  merge or consolidate with any other person;

•                  make certain capital expenditures;

•                  pay distributions to our unitholders;

•                  terminate or materially amend certain of our charters;

•                  enter into any other line of business;

•                  make any acquisitions;

•                  incur additional indebtedness or grant any liens to secure any of our existing or future indebtedness;

•                  enter into any sale-leaseback transactions; or

•                  enter into any transactions with our affiliates.

The Golar LNG Partners credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.

Furthermore, we are required under the credit facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Methane Princess and the Golar Spirit and maintain the vessels’ class certifications with no material overdue recommendations.

Golar Freeze facility

In June 2010, Golar Freeze Holding Co., a subsidiary of Golar, entered into a $125 million credit agreement with a syndicate of banks, led by DnB NOR Bank ASA as security agent, to refinance conversion costs of the Golar Freeze (or the Golar Freeze credit facility).  The loan is secured against the Golar Freeze with second priority mortgage over the Golar Winter, second priority assignment of insurances on the Golar Winter, and second priority assignment of earnings from the Golar Winter time charter contract with Petrobras, net of lease and certain approved currency swap payments to the Golar Winter lessor. In connection with our acquisition of the Golar Freeze, we assumed all obligations under the Golar Freeze credit facility.  As of December 31, 2011, there was $104.1 million of borrowings outstanding under the Golar Freeze credit facility.

The Golar Freeze credit facility bears interest at a floating rate of LIBOR plus a margin and the additional cost (as defined in the facility), if any.  The facility is split into two tranches, the commercial loan facility and the Exportfinans ASA loan facility. Exportfinans ASA acted as a lender with a guarantee from GIEK (Garanti-institute for Eksportkredit). Repayments under the commercial loan facility tranche are due quarterly based on an annuity profile with a final balloon payment of $34.8 million payable in May 2015.

The Exportfinans ASA loan facility tranche is for $50 million with a term of eight years and repayable in equal quarterly installments with the final payment in June 2018.  This tranche is required to be repaid if the commercial tranche is not refinanced or if a required adjustment to the margin at that time cannot be agreed.  The Golar Freeze credit facility requires certain cash balances to be held on deposit during the period of the loan.  These balances are referred to in these consolidated financial statements as restricted cash.  As of March 31, 2012, the value of the deposit secured against the loan was $9.1 million.

Under the Golar Freeze credit facility, we are obligated to comply with certain restrictive covenants that will require the prior written consent of the lenders or otherwise restrict our ability to, among other things:

•                  merge or consolidate with any other person;

•                  make certain capital expenditures;

•                  pay distributions;

•                  terminate or materially amend the Golar Freeze charter or release the charterer from any obligations under such charter;

•                  enter into any other line of business other than the ownership, operation and chartering of the Golar Freeze;

•                  acquire or own certain additional assets;

•                  enter into any sale and leaseback transactions; and

•                  enter into any transaction with our affiliates.

In addition, we are required under the Golar Freeze credit facility to, among other things, comply with the ISM Code and the ISPS Code and with all international and local environmental laws and to maintain certain levels of insurance on the Golar Freeze and maintain its name, registration under the laws of its flag state and class certifications with no material overdue recommendations.

The Golar Freeze credit facility prohibits us from paying distributions to our unitholders if we are not in compliance with certain financial covenants or upon the occurrence of an event of default.  The financial covenants under the Golar Freeze credit facility require us to ensure that as at the end of each quarterly period during and as at the end of each financial year, the ratio of Charterhire to Consolidated Debt Service is equal to 1.15:1.

Golar LNG Vendor Financing Loan

In connection with the purchase of the Golar Freeze from Golar in October 2011, we entered into financing loan agreement with Golar for an amount of $222.3 million.  The facility is unsecured and bears interest at a fixed rate of 6.75% per annum payable quarterly. The loan is non-amortizing with a final balloon payment of $222.3 million due in October 2014.

Sponsor Credit Facility

In connection with our IPO, we entered into a $20.0 million revolving credit facility (or the sponsor credit facility) with Golar, to be used to fund our working capital requirements.  The facility has a term of four years and is interest-free and unsecured.  As of March 31, 2012, we had not borrowed under the facility.  The sponsor credit facility contains covenants that require us to, among other things:

•                  notify Golar of any event which constitutes or may constitute an event of default or which may adversely affect our ability to perform our obligations under the credit facility; and

•      provide Golar with information in respect of our business and financial status as Golar may reasonably require including, but not limited to, copies of our unaudited quarterly financial statements and our audited annual financial statements.

Capital Lease Obligations.  The following is a summary of our capital lease obligations. As of March 31, 2012, we are committed to make minimum rental payments under our two capital leases, as follows:

Period ended December 31, (in thousands of $)	Methane Princess Lease	Golar Winter Lease	Total

2012 (nine months ended)	5,406	7,724	13,130
2013	7,489	10,299	17,788
2014	7,775	10,299	18,074
2015	8,077	10,299	18,376
2016	8,384	10,299	18,683
2017 and thereafter	251,418	159,626	411,044
Total minimum lease payments	$288,549	$208,546	$497,095
Less: Imputed interest	(135,407)	(86,392)	(221,799)
Present value of minimum lease payments	$153,142	$122,154	$275,296

Methane Princess Lease.  In August 2003, Golar entered into a finance lease arrangement with the U.K. Lessor of the Methane Princess. The obligation to the U.K. Lessor is primarily secured by a letter of credit, which is itself secured by a cash deposit which since June 2008 is now placed with the U.K. Lessor. Lease rentals are payable quarterly. At the end of each quarter, the required value of the letter of credit to secure the present value of rentals due under the lease is recalculated taking into account the rental payment due at the end of the quarter. The surplus funds in the cash deposits securing the letter of credit, released as a result of the reduction in the required letter of credit amount are available to pay the lease rentals due at the end of the same quarter. Deficits, if any, are financed by working capital.

The lease liability under the Methane Princess lease continues to increase until 2014 and thereafter decreases over the period to 2034 being the primary term of the lease. The value of the deposit used to obtain a letter of credit to secure the lease obligation as of March 31, 2012, was $150.0 million.

Golar Winter Lease.  In April 2004, Golar signed a lease agreement in respect of the Golar Winter, to which we refer to as the Golar Winter lease, with another U.K. bank (the “Winter Lessor”) for a primary period of 28 years. Under the agreement, Golar received an amount of $166 million. The obligations to the Winter Lessor under the lease were secured by (inter alia) a letter of credit provided by another U.K. bank (the “LC Bank”). During 2008 and 2009, an aggregate amount of $52.4 million was released from this deposit in consideration of the additional security afforded to the Winter Lessor by the entry of the Golar Winter into a long-term time charter with Petrobras. As of March 31, 2012, the value of the deposit used to secure obtain a LC to secure the Golar Winter lease obligation was $nil.

The Golar Winter lease is denominated in GBP while its cash deposit is denominated in USD. In order to hedge the currency risk arising from the GBP lease rental obligation, we have entered into a 28 year currency swap, to swap all lease rental payments into U.S. Dollars at a fixed GBP/USD exchange rate (i.e., we receive GBP and pay U.S. Dollars).

For all our leases, lease rentals include an interest element that is accrued at a rate based upon GBP LIBOR. In relation to the Golar Winter lease, we have converted our GBP LIBOR interest obligation to USD LIBOR by entering into the cross currency swap referred to above. We receive interest income on our restricted cash deposits at a rate based upon GBP LIBOR for the Methane Princess lease. Our leases are denominated in GBPs. The majority of this GBP capital lease obligation is hedged by GBP cash deposits securing the lease obligations in the case of the Methane Princess lease, and by a currency swap in the case of the Golar Winter lease. This is not, however, a perfect hedge and the movement in the currency exchange rate between the U.S. Dollar and the GBP will affect our results of operations.

In the event of any adverse tax changes to legislation affecting the tax treatment of the leases for the U.K. vessel lessors or a successful challenge by the U.K. Revenue authorities to the tax assumptions on which the transactions were based, or in the event that we terminate any of our U.K. tax leases before their expiration, we would be required to return all or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we have received or that have accrued over time, together with the fees that were financed in connection with our lease financing transactions, post additional security or make additional payments to our lessors which would increase the obligations noted above. The Lessor of the Methane Princess has a second priority security interest in the Methane Princess and the Golar Spirit to secure these potential obligations and similar obligations related to other Golar vessels.  Golar has agreed to indemnify us against any of these increased costs and obligations. Costs related to the Golar Winter lease, which is with a different Lessor, have not been indemnified by Golar.  Golar did not receive any up front cash benefit in respect of the Golar Winter lease, but rather the benefits accrue over the term of the lease in the form of less expensive financing.

Debt and Lease Restrictions

Our existing financing agreements (debt and leases) impose operating and financing restrictions on us and our subsidiaries, which may significantly limit or prohibit, among other things, our ability to:

•                  incur additional indebtedness;

•                  create liens;

•                  sell shares of subsidiaries;

•                  make certain investments;

•                  engage in mergers and acquisitions;

•                  purchase and sell vessels;

•                  transfer funds from subsidiary companies to us;

•                  enter into, amend or cancel time or consecutive voyage charters; or

•                  pay distributions to our unitholders without the consent of our lenders and lessors.

In addition, our lenders and lessors may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements. Various debt and lease agreements contain covenants that require compliance with certain financial ratios. Such ratios include equity ratios, working capital ratios and earnings to net debt ratio covenants, debt service coverage ratios, minimum net worth covenants, minimum value clauses and minimum cash and cash equivalent restrictions in respect of our subsidiaries and us. The lease with respect to the Golar Winter contains a minimum value clause that is applicable only if the Golar Winter is not chartered under a time charter acceptable to the lessor for this purpose, such as the current time charter. The Golar Winter lease generally provides that, in the event that the Golar Winter charter is terminated and is not replaced with a similar charter, the amount of any obligations outstanding under the Golar Winter lease shall be equal to or less than 80% of the value of the vessel at the time of any such charter termination. In the event that the minimum value clause becomes applicable and is not satisfied, the lessee shall either procure a letter of credit in an amount sufficient to cover any deficiency between the amount that is equal to 80% of the value of the vessel at the time of any such charter termination and the amount of any obligations outstanding under the

Golar Winter lease or, if the lessor agrees, provide alternative additional security to the lessor. With respect to minimum levels of cash and cash equivalents, we have covenanted to maintain at least $10 million of cash and cash equivalents.

As of March 31, 2012, we were in compliance with all covenants of our various debt and lease agreements.

In March 2012, in connection with the receipt of a waiver relating to our requirement to comply with the consolidated net worth covenant in the Golar LNG Partners credit facility as of December 31, 2011 from the lenders thereunder, the definition of consolidated net worth contained in our Golar LNG Partners credit facility was amended to permit, in connection with up to two additional acquisitions by us from Golar, the addition to our consolidated net worth (as defined in such credit facility) of the difference between the original purchase price and the original net book value (subject to adjustment for depreciation) of any such acquisition.

In addition to mortgage security, some of our debt is also collateralized through pledges of shares by our guarantor subsidiaries.

Derivatives

We use financial instruments to reduce the risk associated with fluctuations in interest rates and foreign currency exchange rates. We have a portfolio of interest rate swaps that exchange or swap floating rate interest to fixed rates, which from a financial perspective, hedges our obligations to make payments based on floating interest rates. As of March 31, 2012, our interest rate swap agreements effectively fixed our net floating interest rate exposure on $460.1 million of floating rate debt and capital lease obligations (net of restricted cash), leaving $57.0 million exposed to a floating rate of interest. Our swap agreements have expiration dates between 2013 and 2018 and have fixed rates of between 0.92% and 5.04%.

As noted above, we have entered into a currency swap to hedge an exposure to GBPs in respect of the Golar Winter lease.

We enter into foreign currency forward contracts in order to manage our exposure to the risk of movements in foreign currency exchange rate fluctuations. We also receive some of the revenue in respect of the Golar Spirit and Golar Winter charters in Brazilian Reais. We are affected by foreign currency fluctuations primarily through our FSRU projects, expenditures in respect of our ships drydocking, some operating expenses including the effect of paying the majority of our seafaring officers in Euros and some of our administrative costs. The currencies which impact us the most include, but are not limited to, Euro, Norwegian Kroner, Singapore Dollars and British Pounds.

Capital Commitments

Possible Acquisitions of Other Vessels

Although we do not currently have in place any agreements relating to acquisitions of other vessels (other than our option to purchase the Nusantara Regas Satu pursuant to the Omnibus Agreement), we assess potential acquisition opportunities on a regular basis. Pursuant to our Omnibus Agreement with Golar, we will have the opportunity to purchase additional LNG carriers and FSRUs from Golar when those vessels are fixed under charters of five or more years upon their expiration of their current charters. Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Modifications to the Golar Winter

We have agreed to make certain modifications to the Golar Winter, including the addition of LNG loading arms, as a result of Petrobras’ decision to relocate the Golar Winter, from Rio de Janeiro to Bahia.  We expect to enter into an agreement with Golar, under which Golar will undertake the modification work, which began with the ordering of long lead items in the first quarter of 2012 and is expected to be completed by the third quarter of 2013.  We currently expect the cost of these modifications together with the drydocking cost to be approximately $25 million, which we expect to fund with a combination of cash and undrawn credit facilities or future debt or equity transactions.

Critical Accounting Policies

The preparation of our condensed consolidated and combined interim financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For a description of our material accounting policies that involve a higher degree of judgement, please read Note 2 (Summary of Significant Accounting Policies) of our consolidated and combined financial statements and consolidated and combined financial statements included in our 20-F dated April 26, 2012 filed with the SEC.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of March 31, 2012 (in millions):

(in millions of $)	Total Obligation	Due in the remainder of 2012	Due in 2013-2014	Due in 2015-2016	Due Thereafter
Long-term debt (1)	616.8	43.8	310.4	93.7	168.9
Interest commitments on long-term debt - floating (2)	35.3	6.9	13.7	10.3	4.4
Interest commitments on long-term debt — fixed (3)	37.5	11.2	26.3	—	—
Capital lease obligations	275.3	2.2	7.2	9.2	256.7
Interest commitments on capital lease obligations (2)(4)	221.8	10.9	28.8	27.8	154.3
Other long-term liabilities (5)	—	—	—	—	—
Total	1,186.7	75.0	386.4	141.0	584.3

(1)                              As of March 31, 2012, taking into account the hedging effect of our interest rate swaps, $57.0 million of our long-term debt and capital lease obligations, net of restricted cash deposits, was floating rate debt which accrued interest based on U.S. Dollar (USD) LIBOR.

(2)                                  Our interest commitment on our long-term debt is calculated based on an assumed average USD LIBOR of 1.27% as of March 31, 2012 and taking into account our various margin rates and interest rate swaps associated with each debt. Our interest commitment on our capital lease obligations is calculated on an assumed average GBP LIBOR of 5.2%.

(3)                                  This is calculated based on the Golar LNG vendor financing loan fixed rate of 6.75%

(4)                                  In the event of any adverse tax rate changes or rulings, our lease obligations could increase significantly. However, Golar has agreed to indemnify us against any such increase (other than any increase related to the Golar Winter lease).

(5)                                  Our consolidated balance sheet as of March 31, 2012 includes $19.0 million classified as “Other long-term liabilities” which represents deferred credits. These liabilities have been excluded from the above table as these relate to deferred income as opposed to future cash outflows for financial liabilities.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks. We enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Our policy is to hedge our exposure to risks, where possible, within boundaries deemed appropriate by management.

A discussion of our accounting policies for derivative financial instruments is included in Note 2 — Significant Accounting Policies to our audited consolidated and combined financial statements.  Further information on our exposure to market risk is included in Note 23 — Financial Instruments to our audited consolidated and combined carve-out financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2011.

The following analyses provide quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk.  A significant portion of our long-term debt and capital lease obligations is subject to adverse movements in interest rates. Our interest rate risk management policy permits economic hedge relationships in order to reduce the risk associated with adverse fluctuations in interest rates. We use interest rate swaps and fixed rate debt to manage the exposure to adverse movements in interest rates. Interest rate swaps are used to convert floating rate debt obligations to a fixed rate in order to achieve an overall desired position of fixed and floating rate debt. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval.

As of March 31, 2012, the notional amount of the interest rate swaps outstanding in respect of our debt and capital lease obligation, net of restricted cash, was $460.1 million. The principal of the loans and capital lease obligations outstanding, net of restricted cash, as of March 31, 2012, was $715.9 million of which $222 million is fixed rate debt. Based on the balance of our floating rate debt and net capital lease obligations after deducting the notional amount of our interest rate swaps of $57.0 million as of March 31, 2012, a 1% increase in the floating interest rate would increase interest expense by $0.5 million per annum. For disclosure of the fair value of the derivatives and debt obligations outstanding as of March 31, 2012, please read Note 8 to the condensed consolidated and combined carve-out interim financial statements for the period ended March 31, 2012.

Foreign currency risk.  A substantial amount of our transactions, assets and liabilities are denominated in currencies other than U.S. Dollars, such as GBPs, in relation to our leases and the administrative expenses we will be charged by Golar Management in the U.K.; operating expenses incurred in a variety of foreign currencies and Brazilian Reais in respect of our Brazilian subsidiary which receives income and pays expenses in Brazilian Reais. Based on our GBP expenses for the three months ended March 31, 2012, a 10% depreciation of the U.S. Dollar against GBP would have increased our expenses by approximately $0.1 million for the three months ended March 31, 2012. Based on our Brazilian Reais expenses for the three months ended March 31, 2012, a 10% depreciation of the U.S. Dollar against the Brazilian Reais would have increased our net revenue and expenses for the three months ended March 31, 2012 by approximately $0.2 million.

We are exposed to some extent in respect of the lease transaction entered into with respect to the Methane Princess, which is denominated in British Pounds, although it is hedged by the British Pound cash deposit that secures the obligations under the lease. We use cash from the deposits to make payments in respect of the lease transaction entered into with respect to the Methane Princess. Gains or losses that we incur are unrealized unless we choose or are required to withdraw monies from or pay additional monies into the deposit securing this obligation. Among other things, movements in interest rates give rise to a requirement for us to adjust the amount of the British Pound cash deposit. Based on this lease obligation and the related cash deposit as of March 31, 2012, a 10% appreciation in the U.S. Dollar against British Pounds would give rise to a net foreign exchange movement of approximately $0.3 million.

In respect of the Golar Winter lease, the obligation is denominated in GBP. As of March 31, 2012, the cash deposit securing the lease obligation is $nil. We are therefore exposed to the currency movements on the lease obligation of $122.2 million as of March 31, 2012. In order to hedge this exposure we entered into a currency swap with a bank, which is also our lessor, to exchange our GBP payment obligations into U.S. Dollar payment obligations. We could be exposed to a currency fluctuation risk if we terminate this lease.

The base currency of the majority of our seafaring officers’ remuneration was the Euro or Brazilian Reais. Based on the crew costs for the three months ended March 31, 2012, a 10% depreciation of the U.S. Dollar against the Euro and the Brazilian Reais would have increased our crew cost by approximately $0.3 million for the three months ended March 31, 2012.

NON-GAAP measure

Time Charter Equivalent

The average time charter equivalent, or TCE, rate of our fleet is a measure of the average daily revenue performance of a vessel.  For time charters, this is calculated by dividing total operating revenues, less any voyage expenses, by the number of calendar days minus days for scheduled off-hire.  Under a time charter, the charterer pays substantially all of the vessel voyage related expenses.  However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in an entity’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We include average daily TCE, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with total operating revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  Our calculation of TCE may not be comparable to that reported by other entities. The following table reconciles our total operating revenues to average daily TCE.

(in thousands of $, except number of days and	Three months ended March 31,
average daily TCE)	2012	2011

Total operating revenues	50,788	49,670
Voyage expenses	(36)	(46)
	50,752	49,624
Calendar days less scheduled off-hire days	455	450
Average daily TCE	111,543	110,275

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the periods ended March 31, 2012 contains certain forward-looking statements concerning future events and our operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•                  market trends in the floating storage and regasification unit (or FSRU) and liquefied natural gas (or LNG) carrier industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;

•                  our and Golar LNG Limited (or Golar)’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers, including with respect to the Nusantara Regas Satu (formerly named the Khannur);

•                  our ability to increase distributions;

•                  the earnings and other contributions to our operating results of the Nusantara Regas Satu and its related time charter that we expect to acquire;

•                  our ability to realize the expected benefits from acquisitions, including the expected acquisition of the Nusantara Regas Satu and to integrate the operations with our other operations;

•                  our anticipated growth strategies;

•                  the effect of the worldwide economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  general market conditions, including fluctuations in charter hire rates and vessel values;

•                  changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•                  forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•                  our future financial condition or results of operations and our future revenues and expenses;

•                  the repayment of debt and settling of interest rate swaps;

•                  our ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  the exercise of purchase options by our charterers;

•                  our ability to maintain long-term relationships with major LNG traders;

•                  our ability to leverage Golar’s relationships and reputation in the shipping industry;

•                  our ability to purchase vessels from Golar in the future;

•                  our continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•                  timely purchases and deliveries of newbuilding vessels;

•                  future purchase prices of newbuildings and secondhand vessels;

•                  our ability to compete successfully for future chartering and newbuilding opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•                  availability of skilled labor, vessel crews and management;

•                  our anticipated incremental general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

•                  the anticipated taxation of our partnership and distributions to our unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  our ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of our securities in the public market;

•                  our business strategy and other plans and objectives for future operations; and

•                  other factors detailed in this prospectus and from time to time in our periodic reports.

All forward-looking statements included in this Report on Form 6-K are made only as of the date of this Report on Form 6-K.  New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP:

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094) ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: June 11, 2012	By:	/s/ Graham Robjohns
	Name:	Graham Robjohns
	Title:	Chief Executive Officer (Principal Executive Officer)